Filed by Total System Services, Inc.

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed under Rule 14a-12 under the

Securities Exchange Act of 1934

Subject Company: Total System Services, Inc.

Commission File No. 001-10254

Date: May 28, 2019

The following is the transcript of a joint conference call made by each of Total System Services, Inc. (“TSYS”) and Global Payments Inc. (“Global Payments”) on May 28, 2019 to provide supplemental information regarding the pending combination of Global Payments and TSYS pursuant to the Agreement and Plan of Merger, dated as of May 27, 2019, by and between Global Payments and TSYS.

Global Payments, Inc and Total System Services, Inc Merger Call

CORPORATE PARTICIPANTS

Winnie Smith	Cameron M. Bready
Vice President-Investor Relations, Global Payments, Inc.	Senior Executive Vice President & Chief Financial Officer, Global Payments, Inc.

Jeffrey S. Sloan
Chief Executive Officer & Director, Global Payments, Inc.

Troy Woods	Paul Todd
Chairman, President and Chief Executive Officer, Total System Services, Inc.	Senior Executive Vice President and Chief Financial Officer, Total System Services, Inc.

OTHER PARTICIPANTS

Ashwin Vassant Shirvaikar

Analyst, Citigroup Global Markets, Inc.

Brett Huff

Analyst, Stephens, Inc.

MANAGEMENT DISCUSSION SECTION

Operator: Ladies and gentlemen thank you for standing by and welcome to the Global Payments and TSYS Conference Call. At this time all participants are in a listen-only mode. Later we will open the lines for your questions and answers. [Operator Instructions] And as a reminder today’s conference will be recorded.

At this time, I’d like to turn conference over to your host Vice President, Global Payments Investor Relations, Winnie Smith. Please go ahead.

Winnie Smith

Vice President-Investor Relations, Global Payments, Inc.

Good morning. The press release and investor presentation regarding today’s news is available on the Investor Relations Section of both globalpaymentsinc.com and tsys.com. During this presentation we will make forward looking statements which include but are not limited to statements about the strategic rationale and financial benefits of the transaction, including expected future financial and operating results and the combined company’s plans, objective, expectations, and intentions. These forward looking statements are subject to risks and uncertainties that could cause actual results to differ materially from forward looking statements or historical performance.

We encourage you to review the information in the reports Global Payments and TSYS filed with the SEC regarding these specific risk and uncertainty in their most recent annual report on Form 10-K and quarterly reports on Form 10-Q and any material update to these factors contained in any future filings. Please note that today’s presentation is neither an offered itself, the solicitation of an offer to buy securities or solicitation of a proxy vote.

The information discussed today is qualified in its entirety by the registration statement on Form S-4 and joint proxy statement that Global Payments and TSYS will be filing with the SEC in the future. Investors and securityholders are urged to read those filings as well as any amendments or supplements to those documents and any other relevant documents filed or to be filed with the SEC in connection with a proposed merger when they become available.

2 Copyright © 2001-2019 FactSet CallStreet, LLC

Global Payments, Inc and Total System Services, Inc Merger Call

Joining me on the call are Jeff Sloan, CEO of Global Payments; Troy Woods, Chairman, President and CEO of TSYS; Cameron Bready, Senior Executive Vice President and CFO of Global Payments and Paul Todd, Senior Executive Vice President and CFO of TSYS.

Now, I’ll turn the call over to Jeff.

Jeffrey S. Sloan

Chief Executive Officer & Director, Global Payments, Inc.

Thanks, Winnie. We are delighted to announce that Global Payments and TSYS have entered into a definitive agreement to combine in a landmark transaction for the payments industry. This partnership creates the preeminent pure play payment technology company at scale focused on small and medium sized businesses or SMBs and leading financial institutions globally. Importantly, the merger accelerates our technology enabled software driven strategy, establishing Global Payments as the leading provider of integrated payment solutions own software in both merchant and issuing and e-commerce and omni-channel capabilities. The combination also provides further exposure to additional faster growth geographies and enhanced scale in markets overseas in which each company already operates.

Together, we are uniquely positioned to deliver a full value stack of products and services and address the vertically fluent needs of our combined customer base of nearly 3.5 million merchant locations more than 1,300 financial institutions and more than 600 million cardholders worldwide and all of that will be headquartered right here in Georgia. Our distinctive distribution channels vertical markets, customers, products and geographies are highly complementary. Resulting in meaningful revenue enhancement opportunities, which in combination with powerful expense synergies translate to immediate accretion on an operating basis and significant value creation. Importantly, the strength of our combined financial profile provides us with great flexibility to further invest and innovate for the long-term.

Finally, it is critical to note that the all-stock structure allows us to continue to pursue software and vertical market transactions to further our strategy much as we did with active network post-Heartland. As we have said consistently, over the last few years for us vertical and horizontal transactions are not mutually exclusive. That was our strategy post-Heartland in 2016 and we expect it to continue to be so post-TSYS. We could not be more excited about the future as we bring together two industry leaders in financial technology with strong businesses, management teams and cultures that will generate significant opportunities for our employees, customers, partners and shareholders. I am pleased to partner with Troy and the TSYS team. Together, we will combine the best of our cultures to preserve and enhance our commitments to all of our stakeholders.

I’ll now turn the call over to Troy for his thoughts.

Unverified Participant

Thank you, Jeff, and good morning. Today’s announcement is a watershed event to both of our great companies that Jeff and I are honored and privileged to lead. The combination of TSYS and Global Payments and a true merger of equals provides a compelling opportunity to create a [indiscernible] state powerhouse in payments. This powerful combination that we are announcing today just extended Atlanta’s Transaction Alley 100 miles down the road to Columbus.

3 Copyright © 2001-2019 FactSet CallStreet, LLC

Global Payments, Inc and Total System Services, Inc Merger Call

Together, our combined companies will process in excess of 50 billion transactions annually. That’s over 137 million times a day we touch people’s lives. It takes courage to strive for excellence and we believe this transformational merger will immediately create a global leader in payments technology of unsurpassed quality, scale and expertise in every area. This is the right partnership for both companies as the combination of TSYS and Global Payments represents a strategic opportunity to unite two leaders in the payments industry with a shared vision to create the leading pure play payments technology company worldwide. In addition to leveraging our robust merchant capabilities that Jeff mentioned, this transaction will also provide upside to our issuer processing addressable market and provide expanded digital solutions to financial institutions around the world. And our current market in which larger peers are actively consolidating to gain scale, TSYS approach to this opportunity to embrace disruption and strategically position the company to continue to be successful over the long-term. This was simply the right time with the right partner to form this merger. As a combined company, we will be able to enhance our technology scale as customers won’t and need global solutions to help them grow. The deal significantly enhances our combined financial strength and flexibility to further expose us to faster growth geographies and will enable us to remain competitive amongst our peers amid the constant changing dynamics of our industry.

Further solidifying our outlook on this combination is the strength we have through our complimentary corporate cultures. TSYS and Global Payment share a common value of putting people first as evidenced by our respective brand and culture statements. Global Payments is focused in every way on service, driven, commerce, while TSYS has developed a strong reputation for our commitment to bring people centered and performance driven. Global Payments’ mission of delivering customer centric payment and software solutions alliance perfectly with the TSYS customer covenant through which we pledge to unlock the possibilities and payments for our customers.

Finally the corporate values of each company or the foundation on which our businesses have been built and will be the basis going forward through our combined companies. Global Payments’ vision is to be the payment technology and software solutions later worldwide. TSYS’ vision is to be the leading global payments solutions provider. Today’s announcement will put us that much closer to realizing our shared visions. On behalf of the 13,000 TSYS team members around the world, we are delighted to link arms with Global Payments and this next great step to our company and the industry.

Now I’ll turn things back over to Jeff to provide some additional information about the new combined company. Jeff?

Jeffrey S. Sloan

Chief Executive Officer & Director, Global Payments, Inc.

Thanks, Troy. With the merging of the two innovated payments focused companies, we will significantly expand and scale and scope of our technology-enabled software-driven ecosystem processing in excess of $50 billion transactions annually.

Our distribution capabilities will be unrivaled in payments with a global sales force of more than 3,500 sales and sales support professionals arrayed across 38 physical countries primarily focused on SMB customers and premier financial institutions. We will have the full breadth of distribution assets to augment physical sales including self-select, partner referrals and outbound telesales. And with the combination of the TSYS [ph] issuing business no company is a more trusted partner worldwide for large complex financial institutions. Together we will have established partnerships with more than 1,300 leading FIIs globally, including some of the most sizeable, multinational banks worldwide.

4 Copyright © 2001-2019 FactSet CallStreet, LLC

Global Payments, Inc and Total System Services, Inc Merger Call

As I mentioned before, we also have a resilient financial profile through a differentiated portfolio of merchant issuer and consumer solutions, in an expected immediate investment grade credit rating. Critically the combination will further our three strategic objectives that we have been executing against since 2015. Market leadership in integrated payments, emphasis on own software with a payments overlay, increasingly in the cloud and on a SaaS basis, continued differentiation in e-commerce and omni-channel acceptance and further exposure to faster growth geographies.

In some, Global Payments and TSYS will be the undisputed partner choice for merchants and large complex financial institutions worldwide in the most attractive end markets. Payments are not just an adjacency for us, it’s our exclusive focus, an area of unrivaled expertise. More specifically the combination of OpenEdge’s 3,000 plus ISV partners across more than 70 vertical markets with TSYS more than 450 ISV partners across over 50 vertical markets will provide us with unmatched verbal markets breath. Our integrated payment platforms are highly complementary with limited competitive overlap by a way of example TSYS has a strong foothold in specialty retail a relatively small channel for Global Payments. While TSYS has less exposure to restaurants, Global Payments largest vertical in which we provide the entire value staff across all segments of the market. In addition which had dedicated point of sale solutions targeted at those distinct verticals, vital POS for TSYS and Heartland register for Global Payments and each company focuses predominantly on SMB merchants especially in the United States our largest market.

Similarly the combination of Heartland and TSYS merchant solutions will substantially enhance our domestic sales professional and SMB base TSYS has more than 500 sales professionals and more than doubles Heartland’s FI base of referral partners, and the addition of TSYS will nearly double our SMB customer locations in the United States to over 1.8 million.

Owned software Global Payments has a significant history of investment including by way of acquisition through Heartland for example school solutions campus in [indiscernible] well as standalone for example active advanced and [indiscernible] in central. We are delighted to welcome TSYS’ issuer solutions business which provides mission critical software and processing services to card issuing customers predominantly through its best in class TS2 software offering. That business is highly complementary to our existing strategy and significantly advances our software driven payments thesis, more to come on that in a moment.

As to the second pillar of our strategy TSYS’ e-commerce and omnichannel business in the United States of our strategy TSYS’ e-commerce and omni-channel business in the United States will also grow our portfolio by nearly 50% to $900 million annually and also opens the door for additional multinational cross-sell opportunities for MNCs globally. TSYS’ merchant offerings currently are U.S. based only. We will be able to capitalize on the continued rollout of our unified commerce platform, which is a product solution that TSYS does not currently have outside the United States. In addition, TSYS has a significant payment facilitator business domestically, whereas Global Payments exposure to that sector is largely cross-border in Europe and Asia. Of course, the combined company will be well-positioned to continue to roll out e-commerce and omni-channel solutions to additional markets worldwide and further accelerate exposure to faster growth markets. It’s worth noting that unlike our peers, Global Payments has full merchant payment services in 31 countries outside the United States today, including sales, operations, technology, product, direct membership with networks and licensing. So, much of the heavy lifting has already been done.

5 Copyright © 2001-2019 FactSet CallStreet, LLC

Global Payments, Inc and Total System Services, Inc Merger Call

Finally, TSYS’ consumer solutions business provides payment solutions to consumers and businesses. Exposure to business to business or B2B, business to consumer as well as person to person or P2P digital payment trend, segments in which Global Payments does not currently compete. Similarly, Global Payments has extensive experience with QR codes and digital wallets and changing consumer preferences, particularly in Asia-Pacific and by extension into Canada and the United Kingdom. We expect B2B and P2P to provide additional opportunities to accelerate rates of growth going forward. TSYS’ card issuing business further advances our technology enabled software driven payment strategy towards a 60% of the business target that we established last year. That card issuing business is ranked number one in market share in the United States, Canada, the United Kingdom, Ireland, and China and number two across Western Europe. As TSYS issuer processing customers move to cloud-based solutions, we believe that global payments can accelerate the development of next generation products and services in what is already a market leading business with a full pipeline. And of course cross-sell opportunities abound for Global Payments to make introductions to large FIs especially in Asia-Pacific excluding Mainland China where TSYS has historically been underrepresented. And the reverse is also true in markets like Western Europe, where TSYS can reciprocate with Global Payments. The combination opens up acquisition opportunities especially in Europe and Latin America where issuing and acquiring tend to be combined into a single business.

Finally, the combination of the largest issuer processing platform domestically and worldwide with substantial SMB acquiring assets multi-nationally will open up additional opportunities for new products and services for cross-sell. Use cases will likely include a virtual closed loop, more efficient and strong customer authentication and fraud prevention for e-commerce transactions as well as heightened sales effectiveness.

With that, I’ll turn the call over to Cameron.

Cameron M. Bready

Senior Executive Vice President & Chief Financial Officer, Global Payments, Inc.

Thanks, Jeff, and good morning, everyone. We very much appreciate you joining us today to discuss this transformative transaction for both Global Payments and TSYS. As Jeff noted, we have entered into a definitive agreement to combine with TSYS in an all stock merger of equals in which TSYS shareholders will receive 0.810 shares of Global Payments stock for each share of TSYS stock at closing subject to the terms of the merger agreement. Existing Global Payment shareholders will earn approximately 52% of the combined entity and existing TSYS shareholders will earn the remaining approximately 48%.

The combined company will benefit from significantly enhanced scale in financial flexibility, particularly in light of the transaction structure. On a pro forma basis for 2019, we expect the company to generate approximately $8.6 billion in annual adjusted net revenue plus network these, approximately $3.5 billion in adjusted EBITDA and approximately $2.5 billion of adjusted free cash flow inclusive of run rate synergies. This strong pro forma financial profile and free cash flow generation will position the combined business with significant additional capacity to pursue a balanced capital allocation strategy going forward. Upon closing, which we anticipate will be in the fourth quarter, the combined company will have approximately 285 million shares outstanding and approximately $8.4 billion of debt. Pro forma leverage is projected to be approximately 2.5 times on a debt-to- EBITDA basis at close. We expect the combined company to have an investment grade credit rating and we are committed to maintaining an investment grade balance sheet going forward. As Jeff mentioned, we expect the transaction to be immediately accretive on an operating bases. Specifically, we anticipate adjusted earnings per share accretion of mid-single digits in 2020 and double-digits thereafter. Regarding the corporate structure, Jeff will serve as CEO of the combined company and Troy will serve as Chairman of the board. The new board of directors will be composed of six members from each of the existing boards of Global Payments and TSYS

6 Copyright © 2001-2019 FactSet CallStreet, LLC

Global Payments, Inc and Total System Services, Inc Merger Call

respectively. Additionally, we will establish an executive leadership team that will also be comprised equally of individuals from Global Payments and TSYS. Each of whom has a demonstrated track record of leadership, innovation and value creation in our industry. The company will be co-headquartered in Atlanta and Columbus, preserving our strong combined heritage in Georgia.

The combination of Global Payments and TSYS represents a tremendous value creation opportunity in part through the realization of both substantial costs and revenue synergies. [ph] As for expense opportunities we expect to deliver at least $300 million of annual run rate cost synergies primarily by aligning merchant business operations in go-to-market strategies, streamlining technology infrastructure, eliminating duplicative corporate and operational support structures in realizing scale efficiencies.

So Global Payments and TSYS have a strong track records of delivering on expense synergy targets and we have every confidence in our ability to do so in this transaction. The vast majority of the identified expense synergies are expected to come from areas where our two businesses have significant overlap and we see limited execution risk. This integration will optimize our cost structure and position the combined company for future growth. Volunteering we continue to provide best-in-class customer service worldwide. We anticipate achieving our full run rate cost benefits in three years.

Our approach to sizing expense synergy expectations was with an eye towards ensuring the combined business is prepared to continue to grow and expand in the future. The overall structure of the transaction was designed to provide significant capacity to invest for growth. We do not want to spend the next five years integrating our businesses, rather integration activities will be focused on overlapping areas that will generate the best yield and we expect most actions will be initiated within the first 18 months post-closing with technology migrations being the longer sated initiatives. This will allow us to be well-positioned for future investments in a timely manner. Turning to the revenue enhancement opportunities we see for the combined business, we expect to realize at least $100 million in synergies within three years of closing. Today TSYS serves over 800,000 SMB merchant locations across over 50 verticals and has longstanding partnerships in its issuer and consumer solutions businesses. We believe there is a vast opportunity to serve the business needs of these customers and partners with our vertically specialized technology offerings such as Xenial SICOM and AdvancedMD. We are confident in our ability to realize this opportunity, thanks to our large, highly trained direct sales force with a proven track record of successfully cross-selling after our previous acquisitions. In addition, we are delighted with the revenue opportunities we expect to generate through our complimentary relationships with leading financial institutions around the world. The merger will take TSYS’ issuer solutions business immediate access to a number of new markets where Global Payments has extensive financial institution partnerships. And we see large untapped opportunities to establish merchant referral relationships with TSYS’ FI partners, a strategy that Global Payments has consistently executed over the past 20-plus years. These are just two of a number of meaningful opportunities we have identified. Overall, we could not be more excited about the growth characteristics of the combined company as we focus on delivering distinctive and differentiated payment solutions to customers across the most attractive markets worldwide.

Now, let me turn it over to Paul provide an overview of the exceptional financial profile of the combined business. Paul?

7 Copyright © 2001-2019 FactSet CallStreet, LLC

Global Payments, Inc and Total System Services, Inc Merger Call

Unverified Participant

Thank you, Cameron. The ability to drive industry-leading top line growth, margin expansion, adjusted earnings per share growth and free cash flow generation provides us with significantly enhanced and best-in-class financial flexibility day one. Following the close of this transaction, we will continue to execute against that disciplined capital allocation strategy that emphasizes investments to drive growth, including additional acquisitions and partnerships that complement our strategy, while also maintaining an investment grade balance sheet and ensuring ample liquidity and financial flexibility. It is also worth noting the intention to maintain TSYS’ existing dividend yield going forward. We are committed to managing our leverage to approximately 2.5 times on a normal course of business basis, a level that we anticipate will allow us to preserve our expected investment grade credit rating, while still providing ample capacity to invest. That said, assuming leverage is that our targeted level, if we do not see near-term opportunities to reinvest in the business, we will look to return capital to shareholders in the most efficient means possible. We continue to view share repurchases as the most effective way to do that particularly in light of the value creation potential we see in this combination.

And with that, I’ll turn it back to you, Cameron.

Cameron M. Bready

Senior Executive Vice President & Chief Financial Officer, Global Payments, Inc.

Thanks, Paul. In summary, the strength and resiliency of our combined payments focused model together with the significant revenue and expense opportunities enabled by this transformative transaction position us to deliver industry leading organic growth going forward. We are very enthusiastic about the future as we build upon our competitive advantages in global leadership position to drive long-term value creation for our shareholders.

I’ll now turn the call back over to Jeff.

Jeffrey S. Sloan

Chief Executive Officer & Director, Global Payments, Inc.

Thanks, Cameron. Technology is transforming our industry and we believe that we were at the forefront of leading that change. Global Payments has invested over $2 billion of our own capital over the last five plus years and in our own systems to extend our lead in financial technology. We’ve also invested over $8 billion of our capital in acquisitions and partnerships. During that time the to transform our ecosystem and redefine what success as a payments technology company means, much like Heartland, today’s announcement of our merger with TSYS should be viewed in that way.

By combining with TSYS, we deepen our competitive mode across each element of our strategy which will allow us to sustain industry-leading growth and remain at the forefront of innovation well into the next decade. We have found a true partner in the people of TSYS. The combined company will have a powerful culture with the very best employees providing the very best experiences for our customers with the very best technologies in the very best markets. The future is bright indeed. Winnie.

Winnie Smith

Vice President-Investor Relations, Global Payments, Inc.

Before we begin our question-and-answer session I’d like to ask everyone to limit your questions to one with one follow-up to accommodate everyone in the queue. Thank you. Operator you will now go to questions.

8 Copyright © 2001-2019 FactSet CallStreet, LLC

Global Payments, Inc and Total System Services, Inc Merger Call

QUESTION AND ANSWER SECTION

Operator: Thank you. [Operator Instructions] Our first question comes from David Koning with Baird. Your line is open.

Q

Yeah. Good morning and congratulations on this.

A

Thanks Dave.

A

Thanks Dave.

A

Thank you David.

Q

Yes, I guess first of all just on a numbers question, so – the Global Payments standalone had been growing very rapidly mid-to-high teens I think EPS that could put us at a 2021 standalone EPS around $8.25 or so, is the 10% accretion to that basically, so something around $9 number for 2021 is that kind of what you’re thinking?

A

Yeah David, Cameron, I maybe jump in there without getting into the specific sort of the EPS targets, what I would say is the accretion numbers we quoted today are off of our standalone expectation. So obviously, we have guided to roughly 16% to 18% compound growth in earnings per share over the cycle which we generally view as a three to five-year horizon. So the accretion expectations we have here this morning would be on top of that. So you can do your own math in terms of where that gets you as an EPS matter, as a quantum standpoint, but that is the — that is the expectation.

Q

Okay, great. And just a follow-up. So you’ll basically be at the industry level low in terms of leverage which is great of the scale players, two-and-half times levered, that gives you a ton of flexibility. Your cash flow over the next couple of years is probably a $2 billion plus, is the first call and then you kind of went through this more software type acquisitions with all that cash?

A

9 Copyright © 2001-2019 FactSet CallStreet, LLC

Global Payments, Inc and Total System Services, Inc Merger Call

Yeah, David, Jeff. I’ll start. The answer to your question is yes. So I think this is deliberately structured as all thought for a few reasons. Number one, it’s a true partnership between Global Payments and TSYS, and that’s really what that means. But number two and I said this in my prepared remarks, we do want to invest very substantially in the business going forward. So as we’ve said repeatedly over the last few years, horizontal deals like Heartland, horizontal deals like our merger and partnership today with TSYS, don’t preclude us doing more vertical software deals. I think the best way to think about that is what we did post Heartland with active SICOM, Central and AdvancedMD. The other way to think about it is what you just add which is our balance sheet, and our ability to go into the market and invest in more vertical market software as well as expand into new geographies. So I think you’re exactly right in how you framed it.

A

And Dave, it’s Cam, and the only thing I would add to that and I’ve mentioned some of this in my prepared remarks is our approach to integration is with an eye towards that as well. Obviously as I said, we don’t want to spend the next several years Obviously as I said, we don’t want to spend the next several years trying to integrate two businesses that are very complementary we want to do – we’re going to do relatively quickly and be in a position to use that financial capacity we have. And you’re right as it relates to the leverage profile, the combined business and it being best-in-class in the industry, we want to use that capacity to continue to grow and invest and expand our business consistent with the strategy we’ve stated now for the past few years.

A

And I might just add to that too David that one of the tenets of our conversations over the past few months is how important investment grade was to the combined company and kudos to all the hard work of Cameron and Paul, Todd and the team to make happen.

Q

Yeah. Thanks, guys. It’s great.

A

Thanks, Dave.

A

Thanks, Dave.

Operator: Thank you. Our next question comes from Ashwin Shirvaikar with Citi. Your line is open.

Ashwin Vassant Shirvaikar Analyst, Citigroup Global Markets, Inc.	Q

10 Copyright © 2001-2019 FactSet CallStreet, LLC

Global Payments, Inc and Total System Services, Inc Merger Call

Thank you and my congratulations on the deal as well. It’s great to see my number 1 and 2 ranked companies combined.

A

Thanks, Ashwin.

Q

Ashwin Vassant Shirvaikar

Analyst, Citigroup Global Markets, Inc.

I got to ask you the revenue and cost synergy numbers, they seem achievable. But more detail on that would be great in terms of the cadence, I mean you’re keeping both headquarters, it might preclude sort of a immediate big bang type of benefit. Can you talk about how we should think of the timeline of both the revenue and cost synergies?

Cameron M. Bready Senior Executive Vice President & Chief Financial Officer, Global Payments, Inc.	A

Sure, Ashwin, it’s Cameron. I’ll jump in and I’ll ask Paul to add any color that he would like on the discussion. So in generally what I would say is we expect those both revenue and expense synergies to be relatively evenly phased in over roughly a three-year time horizon. I agree with you, we think they’re imminently achievable. We focus our efforts around expense synergy in particular to make sure that we’re combining those areas of the company where there is significant overlap and realizing the best yield we can add its synergy opportunities. But again with an eye towards doing what we’re going to do relatively quickly and moving forward as a combined company to continue to grow and invest for the future. As it relates to revenue synergies again we think there’s tremendous opportunities by combining these two businesses that will yield incremental growth potential within the business on an organic basis. We expect that to be relatively evenly phased in over a three year time horizon as well.

I would note that in both cases, we’ve indicated that these are quote unquote at least these levels of realization of synergies on both the revenue and expense side. And I think we have a tremendous amount of confidence in our ability to do that. Just one last comment on the expense, we generally see those being realized across sort of four primary categories. Obviously our merchant businesses have fairly significant overlap in the U.S. So, there’ll be an opportunity there to realize synergies by combining obviously business operations go-to-market strategy et cetera. You’ll have traditional operating savings that we’ll be able to generate from a customer service, credit risk underwriting standpoint, we have technology opportunities to combine platforms for both authorization and backend settlements as well as the ancillary technology systems that support those operations. And then lastly, we have the normal sort of corporate overhead and overlap that we would expect to realize synergies from that category as well. If I had to pinpoint a target I’d say it’s roughly evenly split, very roughly evenly split across those four categories.

A

11 Copyright © 2001-2019 FactSet CallStreet, LLC

Global Payments, Inc and Total System Services, Inc Merger Call

Yeah. The only thing I would add on top of that Ashwin, is the mindset of getting these synergies and the pacing around that is also to preserve the core organic growth characteristics of both of these businesses that’s exactly how we approach synergy attainment with transfers and [indiscernible] is exactly how they approached with the acquisition of Hartland. So it’s attaining those synergies, having a good line of sight but also preserving the core growth tendencies of the business.

Q

Got it. Got it. And then the second question is as I kind of look at the overall company now we’ve got about 68% merchant, only 10% but there is a [indiscernible] for consumer businesses. So strategically, can you talk about – does the consumer business still make sense and if so how does it make sense or does it provide sort of some kind of flexibility in the future – strategic flexibility to do something with that business?

A

Yeah Ashwin, it’s Jeff. I’ll start. So I would say the answer is yes it does do those things and the reason for that as I mentioned in some of my prepared remarks is that it provides Global Payments and TSYS but really Global Payments with exposure to two significant areas of growth that we’re not in today. The first is business-to- business. So we’ve been very successful for example in Heartland with our payroll business, which is something that Heartland had built over 20 years, we’re very proud of but we don’t really have a major B2B initiative within Global Payments as you probably know, but there are a significant B2B elements [ph] pay card will be one example within – with the NetSpend in consumer solutions. So we’ve got a very attractive place to be. There are elements of invoicing, payables automation for small and mid-sized businesses that I think NetSpend sets this up very nicely to take a look at. The same thing is true on the person-to- persons side that is not something Global Payments has done historically. I think NetSpend as it moves increasingly to mobile wallets and smartphone and integration with how they go about their business positioned us really nicely to tap into that avenue of growth. So we’re very pleased speaking from the Global Payments side with our diligence and review on consumer solutions and we’re very excited about where we can take their combined businesses together.

Speaking from the global payments side with our diligence and review on consumer solutions and we are excited that where we can take that combined businesses together.

Q

Great. Thank you, guys.

A

Thanks, Ashwin.

Operator: Our next question comes from Andrew Jeffrey with SunTrust. Your line is open.

Q

12 Copyright © 2001-2019 FactSet CallStreet, LLC

Global Payments, Inc and Total System Services, Inc Merger Call

Hi good morning. I appreciate you taking the question. You know Jeff I guess my mind is a big picture for the competitive question is with the three big mergers and partnerships that we’ve seen this year in traditional merchant acquiring it feels like there is a little bit of a bifurcation that’s taking place between sort of – sort of I’ll call legacy without being pejorative and next gen [ph] tex tax is that I mean when you talk about timing and the shift in the competitive environment is that what you have in mind. Do we have this sort of division were these two sides are sort of lining up and going after each other competitively now not only in the U.S. but it feel like increasing globally too.

A

Yeah, I think you’re exactly right as we said before and prior to this this announcement today Andrew we think that the world is moving increasingly toward more technology adoption. I think those other two transactions validate our thesis on what you just said which we share I think our view of our partnership with TSYS is that on a combined basis we will have the largest integrated or the leading integrated payments business they call it $900 million of revenue while we have the leading ecommerce and omnichannel business also at $900 million of revenue and in a faster growth markets we’re going to take our number of markets just speaking from global physically from 32 to 38 and virtually from 60 to 100. So I think taking that TSYS thesis towards extreme which I agree with. What I would say is this partnership and this merger in combination with TSYS actually accelerates that division between folks who are really selling truly commoditized processing as well as mortgages and bank accounts everything else. And those of us like Global Payments and TSYS who are really focused on accelerating our migration toward technology enablement. By the way, to step back, both TSYS and Global Payment has plenty of financial institutions. I mentioned in our spread at the beginning of the call, 1,300 between the two of us. The difference though is what we’re selling into financial institutions. So in the case of TSYS, TS2, leading cutting-edge software. In the case of global payment, integrated e-com, exposure of faster growth of geographies outside the United States; that’s the part that’s distinct rather than pure competition the legacy provider.

A

And, Andrew, it’s Cam. And the only thing I would add to that, again echoing going back to earlier comments, the whole transaction was structured in a way to allow us to continue to exploit that trend. Obviously, we have the balance sheet capacity to be able to continue to invest to drive incremental growth in the business over time to make sure that we have again the opportunity to invest in new technology, new capability, new product, next- generation technology environments to continue to execute and lead the industry the way that we believe we both have over the last several years.

A

And, Andrew, I just might add just to [indiscernible] by the way that back to your part of the question around our other competitors and some of the transactions that have transpired over the past three or four months, as we’ve indicated earlier this combination of Global Payments and TSYS truly is payments-most focused, a pure-play technology enables software-driven payment focused combination. So we’re not burdened with any of the other priorities or perhaps some of our other competitors might be burdened with.

Q

13 Copyright © 2001-2019 FactSet CallStreet, LLC

Global Payments, Inc and Total System Services, Inc Merger Call

Okay. That’s helpful. Thanks. And just as a follow-up you know without trying to get too nuanced here, Jeff, obviously the vertical market strategy especially in restaurants has been I think well-articulated. One of the things I think some of the software-focused competition out there is trying to do is monetize the ecosystem beyond payments, any thoughts on that as far as opening up APIs, accounting integrations, capital, things like that that enhance the maybe the SaaS aspect or – for the non-payment specific aspect of your technology?

A

Yeah. The answer is absolutely, and I do think, as Cameron said, that’s one of the great cross-sell opportunities for the two of us going both ways actually as you think about Vital POS, when you think about Heartland registered. But if you go back to the call we had, Andrew, a few weeks ago in early May on restaurants, which you alluded to, one of the things that we put on those slides and put in our prepared remarks is we are selling an ecosystem so I don’t know who came first in doing this whether it was us or someone like Square but we’ve been selling payroll to merchants for a very long time.

Say, you can walk into a small merchant, for example, you want to sign up at Heartland and using your phone you can underwrite that merchant, you can offer payroll services today, you can also offer lending, the difference with us it is not on our balance sheet and we’re not taking credit risk but we tap into APIs to 60 plus lenders and we’re making loans on that today at Global Payments through Heartland.

So it’s very much an ecosystem, we try to make that point in the restaurant presentation, but cross-sell of all those services that you would think are important including data and analytics is something we’ve done and we’re very proud of and is also a fantastic opportunity. If you think about in the case of TSYS and Global Payments we’re not big at legacy global in specialty retail, conversely TSYS is big there but not that big in restaurant, so our ability to cross-sell what you just said payroll, data and analytics, lending to both sides is a key source of the revenue synergies that Cameron alluded to.

Q

Appreciate it. Thank you.

A

Thanks, Andrew.

Operator: Our next question comes from Brian Keane with Deutsche Bank. Your line is open.

Q

Hi, guys. Good morning. Just wanted to ask thinking big picture, Jeff, the focus was on the verticalized software strategy. What did this deal do to help enhance that and then bringing in the issuing and consumer business does that change a little bit of the focus of that strategy? I know you talked about maybe getting into more acquisitions thereafter in verticalized software strategy, but just thinking about the combined entity what that means?

14 Copyright © 2001-2019 FactSet CallStreet, LLC

Global Payments, Inc and Total System Services, Inc Merger Call

A

Yeah, I think it further describes to be honest let me give you two examples, Brian. So let’s just go with our partnered software business first and then come back to own and card issuing a second. But on the partnered side so OpenEdge today has 2,000 ISVs and it’s in 70 vertical markets. Cayan has 500 ISVs and is in 70 vertical markets. It’s not a lot of overlap. So in terms of partnered software by way of vertical software markets, Brian, now, we are in 120 with 2,500 ISV partners between the two of us. So the clear extension of that business and we also have about $900 million of revenue making us the leading provider of integrated payments globally, full stop. So I think it’s very much consistent with our thesis around partnered software, point number one. Point number two on own software as you know Global Payments’ standalone call at $800 million-ish of revenue in standalone software prior this transaction. We view the card issuing business and especially TS2, which I described in my prepared remarks is a leading edge software business of course it is in its own right along with Prime, which is the software business outside the United States. You put those two things together and we think we’ve got a really big lead and you saw us in our release in software, in payments for merchants and financial institutions with over 6,000 technologists at the combined companies putting it together. Lastly, I’d say in terms of e-commerce in omni- channel solutions, we’re looking $900 million of revenue there too across 100 countries. So I think the answer to your question is whether it’s on the acquiring side, whether it’s on the issuing side, there’s plenty of opportunity for us to continue to exploit vertical market software based solutions. The last thing I’d mention is that while this deal doesn’t involve a combination of debit networks which some of the other deals did, our ability to combine the issuing business at TS2 and [ph] TSYS, which is a number one market share in the United States, Canada, the United Kingdom and number two in Western Europe and number one in China. With our 3.5 million merchant locations on the acquiring side that enables us to emulate many of the aspects of virtual closed loop as well as the ability to provide strong customer authentication, which is coming to Europe, in the EU in September of 2019. So, our ability to take these two businesses Brian and put them together, I think it accelerates our partnered and owned software strategies. It accelerates our e-commerce strategies by adding things like payment facilitation that TSYS’ strong in and it also accelerates our own software strategy in the form of the card issuing business.

Q

Okay. That’s helpful. And then just as a follow-up thinking about the significant revenue synergies. I know you guys are talking about a $100 million to us. Can you just give us some thoughts on what some of the upside opportunities are on the revenue side?

A

Hey Brian, it’s Cameron. I’ll jump in on that, I ask Paul to chime in as well. I went through a number of examples in my prepared comments as it relates to where we see the revenue synergy potential for the combined business. So specifically, I’ll start with the FI opportunity that we see in terms of both cross-selling, issuing solutions into our existing base with FI relationships, particularly outside of the U.S., where we see substantial opportunity in markets where TSYS may not be as prevalent today and vice versa of course TSYS has fantastic relationships with some of the most premier financial institutions outside of the U.S. as well that will make excellent potential partner to us on the merchant acquiring side either as referral partners or certainly the opportunity to create more joint ventures as we’ve done with

15 Copyright © 2001-2019 FactSet CallStreet, LLC

Global Payments, Inc and Total System Services, Inc Merger Call

Caixa, Erste, BPI et cetera over the course of time. So very excited about the potential in that area and I would say that’s probably the most as we think about quantum of opportunity around revenue synergies, we certainly see the most opportunities on that front. But I also don’t want to lose sight to maybe the smaller more tactical opportunities that exist to cross-sell products and solutions across our existing book of SMB customers. Obviously, Global Payments today has an extensive base of SMB customer locations in the United States. TSYS also has an existing base of roughly 800,000 SMB locations in United States. Our ability to sell complimentary products that we each have strengthened across those base of business customers today is very exciting. Those are small ticket items each individually. But when you aggregate it across almost 2 million merchant locations in the United States, the numbers start to add up very quickly. Whether it’s selling pay card solutions into our base of customers, our payroll solutions into their base of customers that analytic capabilities et cetera, we think there’s an immense opportunity on that front as well that we’re particularly excited about.

I could probably spend a lot more time digging into individual examples, but I think that covers the landscape in terms of the broad outlook that we have and the broad categories of revenue synergy potential we see in the business. And I frankly think the 100 is obviously a very achievable target and we’re going to work to do much better than that over time.

Q

Yeah, and the only thing I would add on top of that is if you go back in time and you listen to the way we talk about our cross-sell opportunity amongst our three segments, all of that strategic thesis intact. But it’s just this transaction puts those on steroid because some of the capabilities that we lacked particularly on the international merchant acquiring side to sell into our issuing clients on the international side, we now have - we’ll have capabilities to do that. So this is very consistent with our cross-sell activities that we had underway, it just with more trust behind those activities.

Q

All right. That’s very helpful color. Congrats on the deal guys.

A

Thanks Brian.

A

Thanks Brian.

Operator: Our next question comes from David Togut with Evercore ISI. Your line is open.

Q

Good morning and congratulations on the transaction.

16 Copyright © 2001-2019 FactSet CallStreet, LLC

Global Payments, Inc and Total System Services, Inc Merger Call

A

Thanks, David.

A

Thanks, David.

Q

Jeff, you called out the opportunity in virtual close loop. Can you talk a little bit about this in terms of operationally what’s required to close the loop between your combined franchises and card issuing and merchant acquiring? And then could you quantify you know either from a unit cost standpoint or other metrics what this could mean to the combined companies?

A

Yeah, David. I’ll start and I’ll ask Paul on Cameron to try to comment if they like. So what I would say is this is something we already do at Global Payments. So if you look our business in Spain with Caixa where we have 28% of the acquiring market in our joint venture in Commercia and Caixa has probably 30% of the issuing market. I’ll give you example, a sales person can have walked down the street for us in Barcelona, and because we have integration between the issuing and the acquiring, I can know where the cards are being used, at which merchant can know that merchant is a customer of Commercia, can offer distinctive loyalty propositions in September 2019 with strong customer authentication coming, can offer better authentication on e-commerce transaction. So just to give you an answer we’re already doing this at Global Payments in Spain.

This transaction gives us the opportunity to do the same thing in the United States, Canada and the United Kingdom because of the nature of the card issuing business at Total Systems. So I think the way to think about your quantification question, David, in the aggregate those revenue synergies of at least $100 million or about a point of incremental growth. So, I think anything more than that is nice to see, it’s kind of hard to pin it down today, it’s what that would be, but I think on a business that’s going to do nearly $9 billion of revenue and incremental point of growth is a pretty good thing.

A

And you know I just want to add to that David from a TSYS perspective, not unlike just in Global Payments. We already do some of that today with some of our large retailers, and we’ll also be doing it later on this year with very large retailer that will be bringing on board. So it’s not foreign to us either and it is something that I think will continue to take a very serious in-depth view.

Q

17 Copyright © 2001-2019 FactSet CallStreet, LLC

Global Payments, Inc and Total System Services, Inc Merger Call

Appreciate that. And then as my follow up Jeff you’ve had a lot of success with bank partnerships like HSBC, Caixa, Erste Bank. When you look at TSYS’ strength in card issuing both in the U.S. and internationally do you see new bank partnership opportunities in the merchant acquiring business?

A

Yeah, the answer to that is absolutely David of course we just closed our most recent one in January of 2019 with HSBC in Mexico, as an aside TSYS is already in Mexico. So there is a great area of an overlap. So the answer to your question is absolutely, so I think as Cameron mentioned in his prepared remarks David a lot of times when we look at banks and bank opportunities outside the United States they come with issuing as well as acquiring.

So in the case of Caixa we actually separated that issuing versus acquiring, the lot of things that we look at and by the way per Troy a lot of things that TSYS looks at outside the United States actually require both issuing as well as acquiring services as you know that’s a bit of a hole for Global Payments today on the issuing side prior to today’s announcement, the reciprocal course is true at TSYS.

So we feel very, very confident in our ability together to get more bank JVs, a great example will be in Latin America where TSYS’ card issuing software called Prism is already being sold at

And they are being sold at many, many financial institutions that we are not in Latin America, so I do think you’re right in that thesis, we – each been successful historically with what we’ve been telling but there is no doubt given how the market has evolved outside of the United States that it’s very hard to say you’ll be successful in long term without both issuing processing as well acquiring.

Q

Understood. Congrats again.

A

Thanks David.

A

Thanks David.

Operator: Our next question comes from James Friedman with Susquehanna. Your line is open.

Q

Hi, let me echo the congratulations. I was curious and encouraged to ask by other investors if you could talk a little bit about how the transaction came to be I think Troy when in your comments you mentioned going back a couple of months any context on that would be helpful.

18 Copyright © 2001-2019 FactSet CallStreet, LLC

Global Payments, Inc and Total System Services, Inc Merger Call

A

Well...

A

Go ahead Jeff.

A

Go ahead, go ahead.

A

Well I’d be glad at the start since you mentioned something I said earlier look and I think Jeff talked about this earlier as well Jamie I say it over the past decade even prior to perhaps just coming on board at global payments we’ve had general conversations about the art of the possibility of putting these two Great Georgia companies together for all the reasons that we’ve talked about most recently some may think it’s a reactive situation just we do not do it that way at all. We’ve been having these conversations for a long time. We believe we can take advantage of disruption in the marketplace like a lot of people have written we’re probably the two largest pure play payment players left standing out there and we felt it very important to be able to carve out on our own destiny if you will and pick our dance partner. And so I think all of those things came into play and as I said in my prepared remarks that the timing is right and the partner is right, Jeff you might want to add to that.

A

Yeah, I think probably it’s exactly right, Jamie. What I would add to that only is that despite never been more innovation that we’re seeing today in payments just look, for example, are contactless, look at QR – look at QR codes, for example in not Asia, and therefore the ability to have enhanced scale, I’ve been talking for a really long time. The ability to have enhanced scale of the combined business with 50 billion transactions in $2.5 billion free cash flow, as those opportunities continue to evolve especially globally, just requires more scale to make the investments we need to make which is part of the reason is that the old structure the way it is.

So while we’ve been talking for a long time and we’ve been — we’ve all been thinking this makes a lot of sense. I think certainly the environment is about such to a place that it’s important for us to be able to continue to grow the company the way we’ve grown it, accelerate by investing in new products, and for that it’s important to have scale.

A

And I think I would just add Jamie on that, you’ve heard us talk for the last six months about having the right scale and this transaction provides for it the right scale.

19 Copyright © 2001-2019 FactSet CallStreet, LLC

Global Payments, Inc and Total System Services, Inc Merger Call

Q

Okay. And in my follow-up, Jeff in your comments, your observation about TSYS, you talked about their strength as well as yours in China. Do you guys have any early thoughts on the China-UnionPay data, competitive asset? Is that something that you’ve looked at? What do you see is the capacity for that? I’d be interested from your perspective.

A

Yeah, Jamie, I’ll take that. I mean, we obviously have a great relationship with our data partners and we look forward to the capability that this transaction brings to stand on that partnership.

A

Yeah, I would just say, we – I agree with Paul completely, it’s Jeff, Jamie that obviously we have a large presence not just in Mainland China Global Payments but in Greater China and across Asia-Pacific, this is another [indiscernible] this is not a business we’re in, so but we have a very good relationship with the China UnionPay not surprisingly at Global Payments, so I view this as another core strength that we’ll have together to be even more confident in our ability to execute well across all of Asia and especially in China.

Q

Okay. Thank you, guys. Congratulations.

A

Thanks, James.

Operator: Our last question comes from Brett Huff with Stephens. Your line is open.

Q

Brett Huff

Analyst, Stephens, Inc.

Good morning, guys, and again congrats. This is going to be exciting. Just a couple quick follow-ups. Jeff, I think it was you who mentioned better authorization rates, I think in your conversation of e-com, can you talk a little about that, obviously there’s lots of discussion of that around the two other deals that have been noted?

And then, can you also talk about how this positions you competitively for either new or exist – taking over new or existing JV relationships here in the U.S.? How this combination kind of positions you better for that? Thank you.

20 Copyright © 2001-2019 FactSet CallStreet, LLC

Global Payments, Inc and Total System Services, Inc Merger Call

A

[ph] Yeah. Those are both great questions. So I’ll start on the first one and I’ll ask others to comment on the second. So as you probably know, Brett, by combining our TSYS’s issuer related business, which are number one across most of the markets that we’re in, in combination with our acquiring assets we’re actually able to provide that same type of functionality that the EU is focused on which is to say a strong customer authentication coming into September of 2019, that is to say in certain transactions when you buy something online the EU you’re going to get text on your cell phone saying is this you, and that’s essentially a key use case for strong customer authentication.

Well, of course by marrying the issuer processing, which of course TSYS had the scale in those markets, with our acquiring assets which TSYS is not outside the United States they are requiring we are actually able to do that ourselves meaning internally within the four walls of TSYS and Global Payments. So we are ahead of where I think the world is going and that I think provides a very good example of a very good use case and [ph] once that targeted that target by the EU at reducing the rates of fraud, particularly for online transactions by authenticating that’s actually you as a consumer to buy it. So, I think that puts us in a really good position well ahead of where I believe our competitors are in markets like the EU that are large, but that actually care about that kind of technological evolution. And second question as it relates to joint ventures, and the answer is just simply yes. But we’re going about at the same way in the context of Global and TSYS’ we’re going to lead with distinctive technologies, distinctive solutions and distinctive sales distribution like Heartland, so I just use Mexico is one example, not U.S., but a recent JV. So, what are we doing now and how do we win with HSBC and Global, we combine Heartland’s sales distribution, which is to say commission only sales reps who are on our payroll. We combine that with HSBC’s franchised business, our products, our solutions and our technology. So, that’s very different than our [indiscernible] check and hope that the thing actually grows. So, I think both we and TSYS share a point of view that we can add a lot of value to the 1,300 FIs and some new ones that are out there. We also have the added benefit of TSYS of course having an enormous issuing business and FI presence already, which I think better positions the combined company and win those JVs in the first place. But if we do them, we’re going to do it in the right way, which is in a way that’s profitable for TSYS and Global Payments and it’s profitable that it grows for the financial institutions. You already know the history of what the large FI JVs look like in the United States, that’s in [ph] start comparison to what we’ve been doing outside the United States.

Q

Great. Thanks again.

A

Thanks, Brett.

Unverified Participant

Well, on behalf of Global Payments and TSYS, thank you very much for joining us this morning.

Operator: Ladies and gentlemen, this concludes today’s conference. Thank you for your participation and have a wonderful day.

21 Copyright © 2001-2019 FactSet CallStreet, LLC

Global Payments, Inc and Total System Services, Inc Merger Call

Disclaimer

The information herein is based on sources we believe to be reliable but is not guaranteed by us and does not purport to be a complete or error-free statement or summary of the available data. As such, we do not warrant, endorse or guarantee the completeness, accuracy, integrity, or timeliness of the information. You must evaluate, and bear all risks associated with, the use of any information provided hereunder, including any reliance on the accuracy, completeness, safety or usefulness of such information. This information is not intended to be used as the primary basis of investment decisions. It should not be construed as advice designed to meet the particular investment needs of any investor. This report is published solely for information purposes, and is not to be construed as financial or other advice or as an offer to sell or the solicitation of an offer to buy any security in any state where such an offer or solicitation would be illegal. Any information expressed herein on this date is subject to change without notice. Any opinions or assertions contained in this information do not represent the opinions or beliefs of FactSet CallStreet, LLC. FactSet CallStreet, LLC, or one or more of its employees, including the writer of this report, may have a position in any of the securities discussed herein.

THE INFORMATION PROVIDED TO YOU HEREUNDER IS PROVIDED “AS IS,” AND TO THE MAXIMUM EXTENT PERMITTED BY APPLICABLE LAW, FactSet CallStreet, LLC AND ITS LICENSORS, BUSINESS ASSOCIATES AND SUPPLIERS DISCLAIM ALL WARRANTIES WITH RESPECT TO THE SAME, EXPRESS, IMPLIED AND STATUTORY, INCLUDING WITHOUT LIMITATION ANY IMPLIED WARRANTIES OF MERCHANTABILITY, FITNESS FOR A PARTICULAR PURPOSE, ACCURACY, COMPLETENESS, AND NON-INFRINGEMENT. TO THE MAXIMUM EXTENT PERMITTED BY APPLICABLE LAW, NEITHER FACTSET CALLSTREET, LLC NOR ITS OFFICERS, MEMBERS, DIRECTORS, PARTNERS, AFFILIATES, BUSINESS ASSOCIATES, LICENSORS OR SUPPLIERS WILL BE LIABLE FOR ANY INDIRECT, INCIDENTAL, SPECIAL, CONSEQUENTIAL OR PUNITIVE DAMAGES, INCLUDING WITHOUT LIMITATION DAMAGES FOR LOST PROFITS OR REVENUES, GOODWILL, WORK STOPPAGE, SECURITY BREACHES, VIRUSES, COMPUTER FAILURE OR MALFUNCTION, USE, DATA OR OTHER INTANGIBLE LOSSES OR COMMERCIAL DAMAGES, EVEN IF ANY OF SUCH PARTIES IS ADVISED OF THE POSSIBILITY OF SUCH LOSSES, ARISING UNDER OR IN CONNECTION WITH THE INFORMATION PROVIDED HEREIN OR ANY OTHER SUBJECT MATTER HEREOF.

The contents and appearance of this report are Copyrighted FactSet CallStreet, LLC 2019 CallStreet and FactSet CallStreet, LLC are trademarks and service marks of FactSet CallStreet, LLC. All other trademarks mentioned are trademarks of their respective companies. All rights reserved.

22 Copyright © 2001-2019 FactSet CallStreet, LLC

Forward-Looking Statements

Certain of the matters discussed in this communication which are not statements of historical fact constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements, which are based on current expectations, estimates and projections about the industry and markets in which TSYS and Global Payments operate and beliefs of and assumptions made by TSYS management and Global Payments management, involve uncertainties that could significantly affect the financial condition, results of operations, business plans and the future performance of TSYS, Global Payments or the combined company. Words such as “believes,” “anticipates,” “expects,” “intends,” “targeted,” “estimates,” “forecasts,” “projects,” “plans,” “may,” “could,” “should,” “would,” and similar expressions are intended to identify forward-looking statements but are not the exclusive means of identifying these statements. Such forward-looking statements include, but are not limited to, statements about the strategic rationale and financial benefits of the transaction, including expected future financial and operating results and the combined company’s plans, objectives, expectations and intentions. All statements that address operating performance, events or developments that we expect or anticipate will occur in the future — including statements relating to projections of revenue, income or loss, earnings or loss per share, the payment or nonpayment of dividends, capital structure and other financial items; statements of plans and objectives of TSYS or Global Payments or their management or Board of Directors, including those relating to products or services; and statements of future economic performance — are forward-looking statements. These statements are not guarantees of future performance and involve certain risks, uncertainties and assumptions that are difficult to predict. Although we believe the expectations reflected in any forward-looking statements are based on reasonable assumptions, we can give no assurance that our expectations will be attained, and therefore actual outcomes and results may differ materially from what is expressed or forecasted in such forward-looking statements. In addition to factors previously disclosed in TSYS’ and Global Payments’ reports filed with the SEC and those identified elsewhere in this communication, the following factors, among others, could cause actual results to differ materially from forward-looking statements or historical performance: the occurrence of any event, change or other circumstances that could give rise to the right of one or both of TSYS and Global Payments to terminate the merger agreement; the outcome of any legal proceedings that may be instituted against TSYS, Global Payments or their respective directors; the ability to obtain regulatory approvals and meet other closing conditions to the merger on a timely basis or at all, including the risk that regulatory approvals required for the merger are not obtained on a timely basis or at all, or are obtained subject to conditions that are not anticipated or that could adversely affect the combined company or the expected benefits of the transaction; the ability to obtain approval by TSYS shareholders and Global Payments shareholders on the expected terms and schedule; difficulties and delays in integrating the TSYS and Global Payments businesses, including with respect to implementing systems to prevent a material security breach of any internal systems or to successfully manage credit and fraud risks in business units; failing to fully realize anticipated cost savings and other anticipated benefits of the merger when expected or at all; business disruptions from the proposed merger that will harm TSYS’ or Global Payments’ business, including current plans and operations; potential adverse reactions or changes to business relationships resulting from the announcement or completion of the merger, including as it relates to TSYS’ or Global Payments’ ability to successfully renew existing client contracts on favorable terms or at all and obtain new clients; failing to comply with the applicable requirements of Visa, Mastercard or other payment networks or card schemes or changes in those requirements; the ability of TSYS or Global Payments to retain and hire key personnel; the diversion of management’s attention from ongoing business operations; uncertainty as to the long-term value of the common stock of Global Payments following the merger, including the dilution caused by Global Payments’ issuance of additional shares of its common stock in connection with the transaction; the continued availability of capital and financing following the merger; the business, economic and political conditions in the markets in which TSYS and Global Payments operate; the impact of new or changes in current laws, regulations, credit card association rules or other industry standards, including privacy and cybersecurity laws and regulations; and events beyond TSYS’ or Global Payments’ control, such as acts of terrorism.

Any forward-looking statements speak only as of the date of this communication or as of the date they were made, and neither TSYS nor Global Payments undertakes any obligation to update forward-looking statements. For a more detailed discussion of these factors, also see the information under the captions “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” in TSYS’ and Global Payments’ most recent annual reports on Form 10-K for the year ended December 31, 2018, quarterly reports on Form 10-Q for the period ended March 31, 2019, and any material updates to these factors contained in any of TSYS’ and Global Payments’ future filings.

As for the forward-looking statements that relate to future financial results and other projections, actual results will be different due to the inherent uncertainties of estimates, forecasts and projections and may be better or worse than projected and such differences could be material. Given these uncertainties, you should not place any reliance on these forward-looking statements. Annualized, pro forma, projected and estimated numbers are used for illustrative purpose only, are not forecasts and may not reflect actual results.

Additional Information and Where to Find It

In connection with the proposed merger, Global Payments will file with the SEC a registration statement on Form S-4 to register the shares of Global Payments’ common stock to be issued in connection with the merger. The registration statement will include a joint proxy statement/prospectus which will be sent to the shareholders of TSYS and Global Payments seeking their approval of their respective transaction-related proposals. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT ON FORM S-4 AND THE RELATED JOINT PROXY STATEMENT/PROSPECTUS INCLUDED WITHIN THE REGISTRATION STATEMENT ON FORM S-4, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS AND ANY OTHER RELEVANT DOCUMENTS FILED OR TO BE FILED WITH THE SEC IN CONNECTION WITH THE PROPOSED MERGER, WHEN THEY BECOME AVAILABLE, BECAUSE THEY DO AND WILL CONTAIN IMPORTANT INFORMATION ABOUT TSYS, GLOBAL PAYMENTS AND THE PROPOSED MERGER.

Investors and security holders may obtain copies of these documents free of charge through the website maintained by the SEC at www.sec.gov or from TSYS at its website, www.tsys.com, or from Global Payments at its website, www.globalpaymentsinc.com. Documents filed with the SEC by TSYS will be available free of charge by accessing TSYS’ website at www.tsys.com under the heading Investor Relations, or, alternatively, by directing a request by telephone or mail to TSYS at One TSYS Way, Columbus, Georgia 31901, and documents filed with the SEC by Global Payments will be available free of charge by accessing Global Payments’ website at www.globalpaymentsinc.com under the heading Investor Relations or, alternatively, by directing a request by telephone or mail to Global Payments at 3550 Lenox Road, Suite 3000 Atlanta, Georgia 30326, Attention: Investor Relations.

Participants In The Solicitation

TSYS and Global Payments and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the shareholders of Global Payments and TSYS in respect of the proposed merger under the rules of the SEC. Information about Global Payments’ directors and executive officers is available in Global Payments’ proxy statement dated March 13, 2019 for its 2019 Annual Meeting of Shareholders. Information about TSYS’ directors and executive officers is available in TSYS’ proxy statement dated March 20, 2019 for its 2019 Annual Meeting of Shareholders. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the joint proxy statement/prospectus and other relevant materials to be filed with the SEC regarding the merger when they become available. Investors should read the joint proxy statement/prospectus carefully when it becomes available before making any voting or investment decisions. You may obtain free copies of these documents from Global Payments or TSYS using the sources indicated above.

No Offer Or Solicitation

This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities, in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act.